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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Widecom Group, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  967 575 101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Piers M. MacDonald, c/o Gulfstream Partners, L.P.,
      Two Greenwich Plaza, Suite #100, Greenwich, CT 06830

     (Date of Event which Requires Filing of this Statement)

                        October 28, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  967 575 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Piers M. MacDonald

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF & WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          33,500

8.  Shared Voting Power:

         211,500

9.  Sole Dispositive Power:

          33,500

10. Shared Dispositive Power:

         211,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         245,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.40%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Piers M. MacDonald (the "Reporting Person") in the Common Stock, $.01 par value (the "Shares"), of Widecom, Inc. (the "Issuer") has decreased from 6.56% to 4.40% of the Shares outstanding. All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer
         ___________________

         No change.

Item 2.  Identity and Background
         _______________________

         No change.

Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, the Reporting Person is deemed to beneficially own 245,000 Shares of the Issuer. The funds for the purchase of the Shares held in the Partnership over which the Reporting Person has investment discretion have come from the Partnerships' working capital. The funds for the purchase of the other Shares came from the Reporting Person's own capital.

Item 4.  Purpose of Transactions
         _______________________

         No change.

Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 245,000 Shares. Based on the Issuer's Form 10-Q filed on August 19, 1997 as of
         June 30, 1997, there were 5,565,251 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 4.40% of the outstanding Shares. The Reporting Person has the shared or sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. The Reporting Person ceased to be deemed to be the beneficial owner of more than 5% of the outstanding Shares on August 26, 1997. All transactions in the Shares effected by the Reporting Person during the sixty


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         days prior to August 27, 1997 through the date of this
         filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or Relation-
         ships with Respect to Securities of the Issuer
         ____________________________________________________

         No change.

Item 7.  Material to be Filed as Exhibits
         ________________________________

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to August 26, 1997 through the date of this filing is filed herewith as Exhibit A.




































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         Signature



         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.





                                     /s/ Piers M. MacDonald
                                  ______________________________
                                     Piers M. MacDonald


October 29, 1997

































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                                                        Exhibit A
                                                        _________


                    SCHEDULE OF TRANSACTIONS
                    ________________________


  Date          Shares Acquired/(Sold)      Price Per Share
  ____          ______________________      _______________

8/18/97               (5,000)                   $2.28

8/26/97               (7,000)                    2.33

8/27/97               (1,500)                    2.25

9/4/97                (1,000)                    2.18992

9/8/97                (5,000)                    2.06416

9/9/97                (2,000)                    2.02243

9/9/97                (6,000)                    1.95993

9/11/97               (1,000)                    1.95608

10/7/97               (2,000)                    2.083

10/9/97               (2,000)                    2.1455

10/28/97              (7,000)                    1.27





















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